The Marquie Group, Inc.

7901 4th Street North, Suite 4000

St. Petersburg, FL 33702-4305

January 5, 2023

VIA EMAIL

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

CFTechnology@sec.gov

Re:	Marquie Group, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed November 22, 2022

File No. 333-267970

Dear Sirs:

This correspondence of The Marquie Group, Inc., a Florida corporation (the “Company”) is in reference to the Company’s submission of (i) Amendment No. 1 to its Registration Statement on Form S-1 (the “Registration Statement”), filed with the U.S. Securities and Exchange Commission (hereafter, the “Commission”) on November 22, 2022. We are in receipt of your email to the Company, dated December 19, 2022, and this letter is written in response thereto. We have reproduced your comments below, highlighted in bold, with our responses following immediately thereafter.

Amendment No. 1 to Form S-1

Cover Page

1.	COMMENT. You state that QuickCap, one of the selling shareholders, may offer and sell their shares of common stock at prevailing prices or privately negotiated prices from time to time. Please note that an at-the-market resale offering under Rule 415 is not available for registrants that do not have a public market. We do not consider the OTC Pink to constitute a sufficient existing market for selling shareholders to offer their shares at market prices. Please revise your prospectus to disclose that Quickcap will offer and sell their shares at a fixed price until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions.

RESPONSE: QuickCap has been removed from this amendment to the Company’s Registration Statement consistent with the Company’s initial S-1 filing. All references to the registration of the QuickCap shares has been removed from the Registration Statement.

Prospectus Summary, page 5

2.	COMMENT. Please disclose the material terms of the MacRab Equity Commitment Agreement. Disclose, if true, that the company may not have access to the full amount available to it under the agreement.

RESPONSE: The Company has included the terms of its put under the MacRab Equity Commitment Agreement as well as provided additional disclosure regarding the inability of the Company to do further puts under the Equity Commitment Agreement in the event its share price drops below $0.01.

Use of Proceeds, page 16

1

U.S. Securities & Exchange Commission

Division of Corporate Finance

January 5, 2023

3.	COMMENT. Please clarify in this section that the company received $35,000 in exchange for the promissory note issued to QuickCap, and describe how those proceeds were used.

RESPONSE: Proceeds from the QuickCap promissory note were used for accounting fees, filing fees, inventory and company expenses, however, as previously noted, we have removed QuickCap from this amendment to the Registration Statement.

Selling Stockholders, page 18

4.	COMMENT. You disclose on the cover page and elsewhere in the prospectus that you are registering up to 75,000,000 shares of common stock for resale by the selling stockholders. However, it appears from the table on page 18 that each selling shareholder may sell up to 75,000,000 shares. Please advise

RESPONSE: As previously noted, we have removed QuickCap from the current amendment to the Registration Statement. This should resolve any ambiguities in this table for this matter.

Item. 16. Exhibits and Financial Statement Schedules, page 83

5.	COMMENT. We note that Exhibits 23.1 and 23.2 contain audit reports. Please revise the exhibits to instead provide currently dated consents of the independent registered public accounting firms that conducted the audits. Refer to Item 601(b)(23) of Regulation S-K.

RESPONSE: The Company has revised the exhibits accordingly.

Signatures, page 86

6.	COMMENT. The registration statement must be signed by the company’s controller or principal accounting officer. Therefore, please indicate, if true, that Mr. Angell is also signing in the capacity of principal accounting officer.

RESPONSE: Marc Angell is the Company’s principal accounting officer and we have revised the signature line as requested.

We will file this letter as correspondence via EDGAR contemporaneous with its dispatch to you via email. In the meantime, please feel free to call me at the number above or respond via email or facsimile if you have any further comments or questions.

Very truly yours,

THE MARQUIE GROUP, INC.

/s/ Marc Angell

Marc Angell

Chief Executive Officer